Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.:333-208684

The following press release was issued by Starwood and Marriott on February 17, 2016:

Contacts:
Tom Marder	KC Kavanagh
Marriott International	Starwood Hotels & Resorts
(301) 380-2553	(866) 478-2777
thomas.marder@marriott.com	ir@starwoodhotels.com

Marriott and Starwood set March 28, 2016 Date for Special Stockholder Meetings to Approve Previously Announced Combination Transactions

Bethesda, Maryland and Stamford, Connecticut, February 17, 2016 – Marriott International, Inc. (NASDAQ: MAR) and Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) announced today that their separate stockholder meetings to approve the previously announced combination transactions have been scheduled for 10:00 a.m. Eastern Time (ET) on March 28, 2016, with the mailing of their joint proxy statement expected to begin on or about February 19, 2016 to stockholders of record as of February 2, 2016, the record date for the meetings.

The Marriott stockholder meeting will be held at its corporate headquarters at 10400 Fernwood Road, Bethesda, Maryland.  The Starwood stockholder meeting will be held at the Sheraton Stamford Hotel, 700 East Main Street, Stamford, Connecticut.

Marriott and Starwood are continuing to cooperate with competition authorities in the United States and a number of other jurisdictions worldwide as they seek regulatory approvals for the transaction. The companies expect to close the transaction in mid-2016, subject to receipt of regulatory approvals, Starwood’s divestiture of its vacation ownership business, and satisfaction of other customary conditions precedent.

Securities laws and other legal considerations will prevent Marriott from repurchasing any shares from today until Marriott’s and Starwood’s stockholders have voted on the proposed merger.

Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories.  Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, BVLGARI®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and Moxy Hotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com.

 About Starwood Hotels & Resorts Worldwide, Inc.
Starwood Hotels & Resorts Worldwide, Inc. is one of the leading hotel and leisure companies in the world with more than 1,270 properties in some 100 countries and over 180,000 employees at its owned and managed properties. Starwood is a fully integrated owner, operator and franchisor of hotels, resorts and residences under the renowned brands: St. Regis®, The Luxury Collection®, W®, Westin®, Le Méridien®, Sheraton®, Tribute Portfolio™, Four Points® by Sheraton, Aloft®, Element®, along with an expanded partnership with Design Hotels™. The Company also boasts one of the industry’s leading loyalty programs, Starwood Preferred Guest (SPG®). Visit www.starwoodhotels.com for more information and stay connected @starwoodbuzz on Twitter and Instagram and facebook.com/Starwood.

Note on forward-looking statements
This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction and obtaining approval from various competition authorities; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, other risk factors identified in Marriott’s most recent quarterly report on Form 10-Q, in its current report on Form 8-K filed with the SEC on November 16, 2015 and in its registration statement on Form S-4 filed with the SEC on February 16, 2016 as well as risk factors disclosed in reports filed by Starwood with the SEC, including those described in Part I of its most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No Offer of Solicitation
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood will mail the joint proxy statement/prospectus to its respective stockholders on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation
Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, in its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015, and in the joint proxy/registration statement on Form S-4, which was filed by Marriott with the SEC on February 16, 2016. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015, and in the joint proxy/registration statement on Form S-4, which was filed by Marriott with the SEC on February 16, 2016. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.